SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Change in the Largest Shareholder

On December 10, 2021, Woori Financial Group Inc. (“Woori Financial Group”) disclosed that, as of December 9, 2021, its largest shareholder changed (the “Change”) from the Korea Deposit Insurance Corporation (the “KDIC”) to the Employee Stock Ownership Association (the “ESOA”) of Woori Financial Group, including the shares held by its related party, as a result of the KDIC’s sale of Woori Financial Group’s equity shares. After the Change, the ESOA of Woori Financial Group and its related party collectively held an aggregate of 71,346,178 shares, 9.80% of Woori Financial Group’s equity shares.

Details of the Change are as follows:

Name	Relationship	Before the Change Note 1)		After the Change
		Number of Shares	Shareholding Ratio (%)	Number of Shares	Shareholding Ratio (%)
KDIC	The largest shareholder before the Change	110,159,443	15.13	42,217,960	5.80
ESOA of Woori Financial Group	The largest shareholder after the Change	30,721,073	4.22	38,560,579 Note 2), Note 3)	5.30
ESOA of Woori Bank	A related entity of the largest shareholder after the Change	33,340,107	4.58	32,785,599 Note 4)	4.50

Note 1) The number of shares and shareholding ratio before the Change are as of September 30, 2021, based on the ‘2021 Third Quarter Business Report’.

Note 2) Acquisition of 7,280,605 shares from KDIC’s sale of Woori Financial Group’s equity shares on December 9, 2021.

Note 3) Including the shares purchased by employees since October 1, 2021.

Note 4) After taking into consideration the shares withdrawn by employees since October 1, 2021.

Note 5) The effective date of the Change is December 9, 2021, the closing date for the KDIC’s sale of Woori Financial Group’s equity shares.

For details about the KDIC’s sale of Woori Financial Group’s equity shares, please refer to the Form 6-K filed on November 22, 2021, Material Business Matters Related to Investment Decisions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: December 10, 2021	By:	/s/ Sung-Wook Lee
(Signature)

Name: Sung-Wook Lee
Title: Senior Managing Director